                                                                EXHIBIT(a)(1)(H)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made only by the Offer to Purchase, dated February 16, 2001 and the related Letter of Transmittal and any amendments or supplements thereto, and is being made to all holders of Shares. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. However, the Purchaser (as defined below) may, in its discretion, take such action as it may deem necessary to make the Offer in any jurisdiction and extend the Offer to holders of Shares in such jurisdiction. In those jurisdictions where securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of the Purchaser by Credit Suisse First Boston Corporation ("Credit Suisse First Boston" or the "Dealer Manager") or one or more registered brokers or dealers licensed under the laws of such jurisdiction.

                      Notice of Offer to Purchase for Cash
                     All Outstanding Shares of Common Stock
                (Including Associated Rights to Purchase Series A
                      Junior Participating Preferred Stock)

                                       of

                               Morrison Management
                                Specialists, Inc.
                                       at

                              $40.00 Net Per Share
                                       by

                               Yorkmont One, Inc.
                      a wholly owned indirect subsidiary of

                                Compass Group PLC

         Yorkmont One, Inc., a Georgia corporation (the "Purchaser") and wholly owned indirect subsidiary of Compass Group PLC, a public limited company incorporated under the laws of England and Wales ("Parent"), is offering to purchase all the outstanding shares of common stock, par value $0.01 per share, including the associated rights to purchase Series A Junior Participating Preferred Stock (the "Shares") of Morrison Management Specialists, Inc., a Georgia corporation (the "Company"), at a price of $40.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 16, 2001 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). Tendering shareholders whose Shares are registered in their names and who tender directly to SunTrust Bank (the "Depositary") will not be charged brokerage fees or commissions or, except as set forth in Instruction 6 of the Letter of Transmittal, transfer taxes on the purchase of Shares pursuant to the Offer. Shareholders who hold their Shares through banks or brokers should consult such institutions as to whether they charge any service fees. The Purchaser will pay all fees and expenses of the Dealer Manager, the Depositary, and MacKenzie Partners, Inc., which is acting as the information agent (the "Information Agent"), incurred in connection with the Offer. Following the consummation of the Offer, the Purchaser intends to effect the Merger described below.

        THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON FRIDAY, MARCH 30, 2001, UNLESS THE OFFER IS EXTENDED.

         The Offer is conditioned upon, among other things, the satisfaction or waiver of certain conditions, including (1) there being validly tendered and not withdrawn prior to the expiration date of the Offer that number of Shares that would represent at least a majority of all outstanding Shares on a fully diluted basis on the date of purchase (the "Minimum Condition") and (2) any waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, applicable to the purchase of Shares pursuant to the Offer or to the Merger having expired or been terminated. The Offer is also subject to the satisfaction of certain other conditions. See Section 14 of the Offer to Purchase.

         The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of February 6, 2001, as amended, (the "Merger Agreement"), among Parent, the Purchaser and the Company, pursuant to which, following the consummation of the Offer and the satisfaction or waiver of certain conditions set forth in the Merger Agreement, the Purchaser will be merged with and into the Company, with the Company surviving the merger as a wholly owned indirect subsidiary of Parent (the "Merger"). At the effective time of the Merger (the "Effective Time"), each Share issued and outstanding immediately prior to the Effective Time (other than Shares owned by Parent, the Purchaser or the Company or any subsidiary of Parent, the Purchaser or the Company or by shareholders, if any, who are entitled to and properly exercise dissenters' rights under Georgia law) will be converted into the right to receive $40.00 in cash, or any higher price that is paid in the Offer, without interest thereon.

         The Board of Directors of the Company has unanimously approved and adopted the Merger Agreement, approved the entry by the Company into the Merger Agreement, and the consummation by the Company of the transactions contemplated thereby. The Company's Board determined that the Offer and the Merger, considered as a whole, are fair to and in the best interests of the Company and the shareholders of the Company; and unanimously recommends that shareholders of the Company accept the Offer and tender their Shares pursuant to the Offer.


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         For purposes of the Offer, the Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered to the Purchaser and not properly withdrawn as, if and when the Purchaser gives oral or written notice to the Depositary of the Purchaser's acceptance for payment of such Shares. Upon the terms and subject to the conditions of the Offer, payment for Shares purchased pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as an agent for tendering shareholders for the purpose of receiving payment from the Purchaser and transmitting payment to tendering shareholders whose Shares have been accepted for payment. Under no circumstances will interest be paid on the purchase price for tendered Shares, regardless of any extension or any amendment to the Offer or any delay in paying for such Shares. Payment for Shares accepted for payment pursuant to the Offer will in all cases be made only after timely receipt by the Depositary of (i) certificates for (or a timely book-entry confirmation with respect to) such Shares, (ii) a Letter of Transmittal (or manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent's Message (as defined in the Offer to Purchase) in lieu of the Letter of Transmittal), and (iii) any other documents required by the Letter of Transmittal.

         If by 5:00 P.M., New York City time, on March 30, 2001 (or any date or time then set as the Expiration Date), any of or all the conditions to the Offer have not been satisfied or waived, the Purchaser, subject to the terms of the Merger Agreement and the applicable rules and regulations of the Securities and Exchange Commission (the "Commission"), reserves the right (but shall not be obligated) (a) to terminate the Offer and not accept for payment or pay for any Shares and return all tendered Shares to tendering shareholders, (b) except with respect to the Minimum Condition, to waive all the unsatisfied conditions and accept for payment and pay for all Shares validly tendered prior to the Expiration Date and not theretofore validly withdrawn, (c) to extend the Offer and, subject to the right of shareholders to withdraw Shares until the Expiration Date, retain the Shares that have been tendered during the period or periods for which the Offer is extended; provided that the Purchaser will not be permitted to extend the Offer beyond April 30, 2001 without the prior written consent of the Company, or (d) except as set forth below, to amend the Offer. The term "Expiration Date" means 5:00 P.M., New York City time, on March 30, 2001, unless the Purchaser shall have extended the period of time for which the Offer is open, in which event the term "Expiration Date" shall mean the latest time and date at which the Offer, as so extended by the Purchaser shall expire. The Purchaser intends to make a subsequent offering period of not less than three business days available pursuant to Rule 14d-11 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in the event that all the Offer conditions have been satisfied or waived as of the Expiration Date.

         Subject to the terms and conditions set forth in the Offer to Purchase and the Merger Agreement and the applicable rules and regulations of the Commission, the Purchaser reserves the right (but shall not be obligated), at any time and from time to time, to waive any condition to the Offer or modify the terms of the Offer, by giving oral or written notice of such waiver or modification to the Depositary, except that, without the consent of the Company, the Purchaser shall not (i) reduce the number of Shares subject to the Offer,
(ii) reduce the price per Share to be paid pursuant to the Offer, (iii) waive the Minimum Condition or modify or add to the conditions of the Offer in any manner adverse to the holders of Shares, or (iv) change the form of consideration payable in the Offer. There can be no assurance that the Purchaser will exercise its right to extend or amend the Offer. Any extension of the period during which the Offer is open will be followed, as promptly as practicable, by public announcement thereof, such announcement to be issued not later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer, subject to the rights of a tendering shareholder to withdraw such shareholder's Shares.

         Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless theretofore accepted for payment pursuant to the Offer, also may be withdrawn at any time after April 16, 2001. Except as otherwise provided in Section 3 of the Offer to Purchase, tenders of Shares made pursuant to the Offer are irrevocable. For a withdrawal of Shares tendered pursuant to the Offer to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase and must specify the name of the person having tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of the Shares to be withdrawn, if different from the name of the person who tendered the Shares. If certificates for Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such certificates, the serial numbers shown on such certificates must be submitted to the Depositary and, unless such certificates have been tendered by an Eligible Institution (as defined in the Offer to Purchase), any and all signatures on the notice of withdrawal must be guaranteed by an Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in the Offer to Purchase, any notice of withdrawal must also specify the name and number of the account of the book-entry transfer facility to be credited with the withdrawn Shares and otherwise comply with the book-entry transfer facility's procedures. All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Purchaser, in its sole discretion, and its determination will be final and binding on all parties.

         The receipt of cash in exchange for Shares pursuant to the Offer (or the Merger) will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local or foreign tax laws. Generally, a shareholder who receives cash in exchange for Shares pursuant to the Offer (or the Merger) will recognize gain or loss for U.S. federal income tax purposes equal to the difference between the amount of cash received and such shareholder's adjusted tax basis in the Shares exchanged therefor. All shareholders should consult with their own tax advisors as to the particular tax consequences of the Offer and the Merger to them, including the applicability and effect of the alternative minimum tax and any state, local or foreign income and other tax laws and of changes in such tax laws. For a more complete description of certain U.S. federal income tax consequences of the Offer and the Merger see Section 5 of the Offer to Purchase.

         The information required to be disclosed by Paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Exchange Act, is contained in the Offer to Purchase and is incorporated herein by reference.

         The Company has provided to the Purchaser its list of shareholders and security position listings for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase, the related Letter of Transmittal and other related materials are being mailed to record holders of Shares and will be mailed to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the shareholder list or, if applicable, who are listed as participants in a clearing agency's security position listing, for subsequent transmittal to beneficial owners of Shares.

         The Offer to Purchase and the related Letter of Transmittal contain important information that should be read carefully before any decision is made with respect to the Offer.

         Questions and requests for assistance and copies of the Offer to Purchase, the Letter of Transmittal and all other tender offer materials may be directed to the Information Agent or the Dealer Manager at their respective addresses and telephone numbers set forth below, and will be furnished promptly at the Purchaser's expense. The Purchaser will not pay any fees or commissions to any broker or dealer or any other person (other than the Dealer Manager and the Information Agent) for soliciting tenders of Shares pursuant to the Offer.

                     The Information Agent for the Offer is:

                        [MACKENZIE PARTNERS, INC. LOGO]

                                156 Fifth Avenue
                            New York, New York 10010
                          Call Collect: (212) 929-5500
                                       or
                            Toll-Free: (800) 322-2885
                       Email: proxy@mackenziepartners.com

                      The Dealer Manager for the Offer is:

                       [CREDIT SUISSE FIRST BOSTON LOGO]

                              Eleven Madison Avenue
                          New York, New York 10010-3629
                         Call Toll Free: (800) 646-4543

February 16, 2000